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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*


                               US Servis, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 902941 10 3
                           ----------------------------
                                (CUSIP Number)



       Frederick R. Blume (312)  427-1227
       American Healthcase Fund, 122 S. Michigan Ave., Ste. 1320, Chicago, IL 60603
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              September 30, 1996
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   902941 10 3                          PAGE  2    OF   12   PAGES
          ----------------                            ---     ------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         American Healthcare Fund, L.P., IRS No.  36-3474859
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            None
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             470,811
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        None
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        470,811
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         470,811
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.33%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

                                 SCHEDULE 13D


CUSIP NO.   902941 10 3                          PAGE  3    OF   12   PAGES
          ----------------                            ---     ------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Capital Health Management, L.P., IRS No. 36-3377093
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            None
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING                             Beneficial ownership is disclaimed
PERSON WITH             470,811        pursuant to Rule 13d-4.
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        None
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                       Beneficial ownership is disclaimed
                        470,811        pursuant to Rule 13d-4.
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    Beneficial ownership is disclaimed
         470,811    pursuant to Rule 13d-4.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.33%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

                                 SCHEDULE 13D


CUSIP NO.   902941 10 3                          PAGE  4    OF   12   PAGES
          ----------------                            ---     ------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Frederick R. Blume
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            None
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING                             Beneficial ownership is disclaimed
PERSON WITH             470,811        pursuant to Rule 13d-4.
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        None
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                       Beneficial ownership is disclaimed
                        470,811        pursuant to Rule 13d-4.
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    Beneficial ownership is disclaimed
         470,811    pursuant to Rule 13d-4.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.33%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

                                 SCHEDULE 13D


CUSIP NO.   902941 10 3                          PAGE  5    OF   12   PAGES
          ----------------                            ---     ------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Kinney L. Johnson
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            None
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING                             Beneficial ownership is disclaimed
PERSON WITH             470,811        pursuant to Rule 13d-4.
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        None
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                       Beneficial ownership is disclaimed
                        470,811        pursuant to Rule 13d-4.
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    Beneficial ownership is disclaimed
         470,811    pursuant to Rule 13d-4.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.33%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

                                 SCHEDULE 13D


CUSIP NO.   902941 10 3                          PAGE  6    OF   12   PAGES
          ----------------                            ---     ------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Daniel J. Mitchell
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            None
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING                             Beneficial ownership is disclaimed
PERSON WITH             470,811        pursuant to Rule 13d-4.
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        None
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                       Beneficial ownership is disclaimed
                        470,811        pursuant to Rule 13d-4.
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    Beneficial ownership is disclaimed
         470,811    pursuant to Rule 13d-4.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.33%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

CUSIP NO.  902941 10 3                                 PAGE  7  OF 12  PAGES
          -------------                                     ---   ----

                                  SCHEDULE 13D

ITEM 1:         Security and Issuer

Class of Securities:  Common Stock

Issuer:  US Servis, Inc. (fka MICRO Healthsystems, Inc.) ("Issuer")

Principal Address:      220 Davidson Avenue
                        Somerset, New Jersey  08873

ITEM 2:         Identity and Background

1.      (a)     Reporting Person:  American Healthcare Fund, L.P. ("Fund")

        (b)     Place of Organization:  Illinois

        (c)     Principal Business:     Venture capital fund

        (d)     Principal Business Address:     122 S. Michigan Avenue
                                                Suite 1320
                                                Chicago, Illinois  60603

        (e)     Principal Office:       Same as above

        (f)     Criminal Convictions:   None

        (g)     Civil Adjudication of
                Violation of Securities Laws:   None

2.      (a)     Reporting Person:  Capital Health Management L.P.
                ("Management")

        (b)     Place of Organization:  Illinois

        (c)     Principal Business:     General partner of fund

        (d)     Principal Business Address:     122 S. Michigan Avenue
                                                Suite 1320
                                                Chicago, Illinois  60603

        (e)     Principal Office:       Same as above

        (f)     Criminal Convictions:   None

CUSIP NO.  902941 10 3                                  PAGE  8  OF  12  PAGES
          -------------                                      ---    ----

        (g)     Civil Adjudication of
                Violation of Securities Laws: None

3.      (a)     Reporting Person:  Frederick R. Blume ("Blume")

        (b)     Business Address:   122 S. Michigan Avenue
                                    Suite 1320
                                    Chicago, Illinois  60603

        (c)     Principal Employment,
                Name of Employer:       Mr. Blume is a general partner of
                                        Management

                Address of Employer     122 S. Michigan Avenue
                                        Suite 1320
                                        Chicago, Illinois  60603

        (d)     Criminal Convictions:   None

        (e)     Civil Adjudication of
                Violation of Securities Laws:  None

        (f)     Citizenship:  United States

4.      (a)     Reporting Person:       Kinney L. Johnson ("Johnson")

        (b)     Business Address:       122 S. Michigan Avenue
                                        Suite 1320
                                        Chicago, Illinois  60603

        (c)     Principal Employment,
                Name of Employer:       Mr. Johnson is a general partner of
                                        Management

                Address of Employer     122 S. Michigan Avenue
                                        Suite 1320
                                        Chicago, Illinois  60603

        (d)     Criminal Convictions:   None

        (e)     Civil Adjudication of
                Violation of Securities Laws:   None

        (f)     Citizenship:    United States

CUSIP NO.  902941 10 3                                   PAGE  9  OF  12  PAGES
          -------------                                       ---    ----

5.      (a)     Reporting Person:  Daniel J. Mitchell ("Mitchell")

        (b)     Business Address:       122 S. Michigan Avenue
                                        Suite 1320
                                        Chicago, Illinois  60603

        (c)     Principal Employment,
                Name of Employer:       Mr. Mitchell is a general partner of
                                        Management

                Address of Employer     122 S. Michigan Avenue
                                        Suite 1320
                                        Chicago, Illinois  60603

        (d)     Criminal Convictions:   None

        (e)     Civil Adjudication of
                Violation of Securities Laws:  None

        (f)     Citizenship:  United States

THE FOLLOWING ITEMS 3 THROUGH 6 ARE PROVIDED AS TO ALL REPORTING PERSONS SET FORTH ABOVE.

ITEM 3.         Source and Amount of Funds or Other Considerations

        At various times beginning in May 1990, Fund purchased capital stock and convertible notes of Applied Computer Technology for Patient Care, Inc., a Delaware corporation ("ACT/PC"), for an aggregate purchase price of $1,706,976. The source of the purchase price for such stock and convertible notes was venture capital funds held by Fund. On August 31, 1993, Issuer purchased and assumed (the "Acquisition") substantially all of the assets and liabilities of ACT/PC in consideration of Issuer's issuance of shares of its Common Stock to ACT/PC. Pursuant to ACT/PC's subsequent dissolution proceeding, Fund acquired beneficial ownership of 266,067 shares of Issuer's Common Stock, which shares represented Fund's pro rata allocation of the liquidated assets of ACT/PC to which Fund was entitled as s stockholder of ACT/PC.

        Pursuant to the Acquisition, Issuer assumed certain convertible notes of ACT/PC held by Fund in the aggregate principal amount of $540,000. Fund subsequently purchased 79,744 shares of the Issuer's Common Stock for $598,093 by cancellation of the indebtedness owed to it and represented by such convertible notes.

CUSIP NO.  902941 10 3                                PAGE  10  OF  12  PAGES
          -------------                                    ----    ----

        On September 30, 1996, Fund purchased for cash 125,000 shares of Series B Convertible Preferred Stock of the Issuer for an aggregate purchase price of $500,000. The source of funds for the purchase was the Fund's venture capital fund.

ITEM 4:         Purpose of Transaction

        Fund purchased the stock and convertible notes of ACT/PC as in investment opportunity. Fund subsequently acquired beneficial ownership of shares of Common Stock and Convertible Preferred Stock of Issuer as an investment opportunity. Frederick R. Blume, one of the general partners of the general partner of Fund, is a member of the board of directors of Issuer.

ITEM 5:         Interest in Securities

1.      Reporting Entities:                   Fund         Management

             Beneficial Ownership:           470,811         470,811

             Percentage Ownership:           7.33%           7.33%

             Sole Voting Power:              None            None

             Shared Dispositive Power:       470,811         470,811

             Sole Dispositive Power:         None            None

             Shared Dispositive Power:       470,811         470,811

             Ownership below 5%:             Not applicable


2.      Reporting Individuals:           Blume           Johnson       Mitchell

             Beneficial Ownership:       470,811         470,811       470,811

             Percentage Ownership:       7.33%           7.33%         7.33%

             Sole Voting Power:          None            None          None

             Shared Voting Power:        470,811         470,811       470,811

             Shared Dispositive Power:   None            None          None

             Shared Dispositive Power:   470,811         470,811       470,811

             Ownership below 5%:         Not applicable

CUSIP NO.  902941 10 3                                    PAGE  11  OF 12 PAGES
          -------------                                         ---    ---

        Pursuant to the Acquisition, Issuer assumed certain convertible notes of ACT/PC held by Fund in the aggregate principal amount of $540,000. On August
31, 1993, Fund purchased 79,744 shares of the Issuer's Common Stock for $7.50 per share by cancellation of the indebtedness (including principal and interest) owed to it and represented by such convertible notes. Such 79,744 shares of Issuer's Common Stock represent 1.46% of Issuer's outstanding shares of Common Stock.

        On October 7, 1993, pursuant to ACT/PC's dissolution proceedings, Fund acquired beneficial ownership of 266,067 shares (the "Liquidation Shares") of Issuer's Common Stock, which shares represented Fund's pro rata allocation of the liquidated assets of ACT/PC to which Fund was entitled as a stockholder of ACT/PC. Based upon an aggregate of $1,166,976 paid by Fund for the purchase of ACT/PC capital stock at various times from May 1990 to August 1993, Fund acquired the Liquidated Shares for an indirect price per share of $4.386.

        On September 30, 1996, Fund purchased for cash 125,000 shares of
Series B Convertible Preferred Stock of the Issuer for an aggregate purchase price of $500,000. The source of funds for the purchase was the Fund's venture capital fund.

        Each of Management, Blume, Johnson and Mitchell expressly declares that the filing of this Schedule 13D shall not be construed as an admission that such entity or person is, for purposes of Section 13(d) or Section 13(g), the beneficial owner of the shares of Common Stock of Issuer identified in this
Schedule 13D.

        Under certain circumstances set forth in Fund's limited partnership agreement, Management (as general partner) and the limited partners of Fund have the right to receive dividends from, or the proceeds from the sale of, the Common Stock of Issuer.

ITEM 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        In connection with the acquisition of Series B Convertible Preferred Stock of the Issuer, the Issuer granted certain registration rights to the Fund with respect to the shares of Common Stock of the Issuer that may be acquired by the Fund upon conversion of the Series B Convertible Preferred Stock.

        In connection with the acquisition of Series B Convertible Preferred Stock, the Issuer granted to the Fund certain preemptive rights to subscribe for a pro rata portion of any additional issuances of securities by the Issuer.

ITEM 7:         Exhibits

Exhibit A:      Joint Filing Statement(1)
Exhibit B:      Letter of Issuer to Blume, dated August 24, 1993.(1)
(1) Incorporated by reference from Schedule 13D filed October 18, 1993.

CUSIP NO.  902941 10 3                                  PAGE  12  OF   12  PAGES
          -------------                                      ----     ----

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997


AMERICAN HEALTCHARE FUND, L.P.

By its general partner
  Capital Health Management, L.P.

/s/ Frederick R. Blume
-----------------------------
By:  Frederick R. Blume
Title:  General Partner

CAPITAL HEALTH MANAGEMENT, L.P.

/s/ Frederick R. Blume
------------------------------
By:  Frederick R. Blume
Title:  General Partner

/s/ Frederick R. Blume
------------------------------
Frederick R. Blume

/s/ Kinney L. Johnson
------------------------------
Kinney L. Johnson

/s/ Daniel J. Mitchell
------------------------------
Daniel J. Mitchell